Exhibit 99.1

Renalytix AI plc

(“Renalytix” or the “Company”)

Change of name to Renalytix plc

Change of registered office

Change of website

NEW YORK, June 24, 2021 – Renalytix AI plc (LSE: RENX) (NASDAQ: RNLX) announces it has changed its name to Renalytix plc.

The Board believes that the new name reflects the fact the Group is focused on bioprognosis for kidney health, engineering a solution that successfully enables early-stage, progression risk assessment for patients with kidney disease.

The Company expects that the change of name will take effect on the AIM market of the London Stock Exchange from 8.00 a.m. on 25 June 2021. The Company’s TIDM will remain the same as will the ISIN and SEDOL connected with the Company’s shares. Shareholders are unaffected by the change of name and existing share certificates should be retained and remain valid. Any new share certificates issued will bear the name Renalytix plc.

The Company has also changed its registered office to Finsgate, 5-7 Cranwood Street, London EC1V 9EE.

The Group’s website containing the information required by AIM Rule 26 has changed to: https://renalytix.com/

For further information, please contact:

Renalytix AI plc	www.renalytix.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Broker)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Investec Bank plc (Joint Broker)	Tel: 020 7597 4000
Gary Clarence / Daniel Adams

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

About Kidney Disease

Kidney disease is now recognized as a public health epidemic affecting over 850 million people globally. The Centers for Disease Control and Prevention (CDC) estimates that 15% of US adults, or 37 million people, currently have chronic kidney disease (CKD). Further, the CDC reports that 9 out of 10 adults with CKD do not know they have it and one out of two people with very low kidney function who are not on dialysis do not know they have CKD.1 Kidney disease is referred to as a “silent killer” because it often has no symptoms and can go undetected until a very advanced stage. Each year kidney disease kills more people than breast and prostate cancer. Every day, 13 patients in the United States die while waiting for a kidney transplant.

About KidneyIntelX

KidneyIntelX, is a first-of-kind, bioprognosticTM platform that employs a proprietary artificial intelligence-enabled algorithm to combine diverse data inputs, including validated blood-based biomarkers, inherited genetics, and personalized patient data from electronic health record, or EHR, systems, to generate a unique patient risk score. This patient risk score enables prediction of progressive kidney function decline in chronic kidney disease, or CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk.

About Renalytix

Renalytix (LSE: RENX) (NASDAQ: RNLX) is a developer of artificial intelligence-enabled clinical in vitro diagnostic solutions for kidney disease, one of the most common and costly chronic medical conditions globally. The Company’s lead product is KidneyIntelX, which has been granted Breakthrough Designation by the U.S. Food and Drug Administration and which is being designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery (visit www.kidneyintelx.com). For more information, visit www.renalytix.com.